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                             August 24, 2023

       Felicia R. Hendrix
       Executive Vice President and Chief Financial Officer
       PENN Entertainment, Inc.
       825 Berkshire Blvd., Suite 200
       Wyomissing, Pennsylvania 19610

                                                        Re: PENN Entertainment,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 000-24206

       Dear Felicia R. Hendrix:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your 2022 Corporate Social
                                                        Responsibility Report (
  CSR Report   ) than you provided in your SEC filings. Please
                                                        advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in your CSR Report.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       33

   2. To the extent material, please discuss the indirect consequences of climate-related regulation or business
trends, such as the following:

                                                              decreased demand
for products or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
 Felicia R. Hendrix
PENN Entertainment, Inc.
August 24, 2023
Page 2
                increased demand for products or services that result in lower emissions than competing products or services;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note disclosure that your properties are at risk of experiencing extreme weather conditions (such as snowstorms, tornadoes, and/or flooding) and that your operations are subject to disruptions or reduced patronage as a result of severe weather conditions and natural disasters. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
                decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. Please provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include
FirstName LastNameFelicia R. Hendrix
       quantitative information for each of the periods covered by your Form 10-K and for future
Comapany   NamePENN
       periods           Entertainment, Inc.
               in your response.
August 24, 2023 Page 2
FirstName LastName
 Felicia R. Hendrix
FirstName  LastNameFelicia
PENN Entertainment,   Inc. R. Hendrix
Comapany
August  24, NamePENN
            2023        Entertainment, Inc.
August
Page  3 24, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction